

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2026

Imran Alibhai
Chief Executive Officer
Tvardi Therapeutics, Inc.
3 Sugar Creet Ctr. Blvd.
Suite 525
Sugar Land, TX 77478

      Re: Tvardi Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed May 1, 2026
          File No. 333-295496

Dear Imran Alibhai:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Dickerson at 202-551-8013 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Madison A. Jones, Esq.